

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2012

Via E-mail
Berardino Paolucci
President and Chief Executive Officer
Novus Robotics Inc.
7669 Kimbal Street
Mississauga, Ontario L5S 1A7
Canada

>   **Re: Novus Robotics Inc.**
>   **Form 8-K**
>   **Filed April 20, 2012**
>   **File No. 000-53006**

Dear Mr. Paolucci:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Share Exchange Agreement, page 2

1.   For each material agreement that you mention in this section, please identify the parties and briefly describe the material terms and conditions. For example, please identify the "D&R Shareholders" and the "Controlling Shareholders." Also disclose the consideration paid and received, including the $262,000 payment mentioned in the third recital to the Rescission Agreement that you filed with your Form 8-K on February 3, 2012 and the rights and interests waived in the Termination Agreement filed with that Form 8-K.

2.   Please expand your descriptions of the agreements to explain clearly the development of your business and your transactions with related persons. If not addressed in your revised disclosure, please provide us answers to the following questions: When did the controlling shareholders acquire 59 million shares to be sold in the November 2011 agreement? What did those controlling shareholders pay for those shares? Were any of those 59 million sold, pledged or made part of a hedging arrangement by the controlling shareholders or any other stockholders? Why were those shares returned to the company in connection with the termination of the controlling stockholders' agreement to sell the shares to the D&R stockholders? Why did the D&R shareholders pay the controlling shareholders consideration for the registrant's cancellation of the controlling shareholders' shares? Why was the stock purchase agreement cancelled and replaced with a share exchange agreement? How did you have the authority to cause convertible promissory notes to be transferred as mentioned in section 3.11 of the share exchange agreement, and what was the purpose of the transfer? What were the "differences" mentioned in the fourth recital to the rescission agreement you filed with your Form 8-K on February 3, 2012? What was the magnitude and purpose of the payable balance mentioned at the bottom of page F-9?

If your disclosure in response to this comment is not consistent with your previous press statements regarding when the registrant acquired its current business and management, please tell us the reasons for the inconsistency.

Certificate of Amendment, page 2

3.   Please demonstrate to us your compliance with Regulation 14A or Regulation 14C in connection with the shareholder consent mentioned in this section.

Description of Business Operations, page 3

4.   We understand that D&R Technology was a wholly owned subsidiary of D Mecatronics and that your current affiliates owned a controlling interest in D Mecatronics. If so, please disclose these relationships.

5.   Please revise substantially to describe clearly your principal products and services. For example, what is a "Seat Frame System," "IP Tube system," "IP beam process line" and "Integrated Bend-Weld System"? How are these systems used in your "design and installation" business? What automotive spare parts do you sell? What is the nature of the automotive maintenance and repairs that you conduct? What is the significance of each of these types of businesses to your company?

6.   Please balance your disclosure in this section to describe the extent of your reliance of Johnson Controls mentioned on page F-9. Also, file your agreements with Johnson Controls as exhibits, and provide us copies of the original, signed versions of those agreements.

7.   We note your disclosure in the first paragraph on page 4 indicating that you have "produced machines supplying parts and components" for five of the top six automobile manufacturers. Please clarify whether these companies purchased from you the machines that produce the part or the parts themselves. Please also revise to clarify the nature of the "current relationships you have with major automotive companies" which you reference on page 5. Provide us your analysis of whether Regulation S-K Item 601 requires that you file your agreements with these companies; include in your analysis your contracts with Toyota Boshoku that you mention in press releases.

8.   Please describe who manufactures your products and the nature of your agreements with your principal suppliers. From your revised disclosure, it should be clear what the manufacturers mentioned on page 7 produce for you and what you manufacture at your facilities.

9.   Please disclose the location and general character of your property, including that used for worldwide manufacturing and distribution mentioned on page 7. If any such property is not held in fee or is held subject to any major encumbrance, so state and describe briefly how held.

10.   We note your disclosure on page 8 concerning your increasing reliance on third-party licenses. Please revise to identify the material licenses that you reference and file them as material contracts. Also, if your risk factor on page 8 is intended to indicate that you need to obtain licenses for your current products, please revise to say so clearly and to disclose the extent of your business that would be affected by failure to obtain the licenses.

11.   Please disclose the number of total employees and the number of full-time employees.

12.   We note your statement regarding research on page 5. Please disclose an estimate of the amount spent during each of the last two fiscal years on research and development activities, and if applicable, the extent to which the cost of such activities is borne directly by customers.

13.   With a view toward disclosure, please tell us which portions of your business and products are proprietary and how you protect your intellectual property.

14.   Please provide us support for your statements regarding the steadily growing marketplace and competitive pricing on page 4.

Because the corporation has yet to comply, page 8

15.   Please identify with which applicable requirements you have not complied and the remedies for non-compliance.

The Corporation's officers and directors and insiders, page 10

16.   Please tell us which exhibit governs the "contractual relations" mentioned in this risk factor.

Cautionary Statement…, page 11

17.   Please do not invoke a statutory safe harbor that is not applicable to penny stock issuers.

Management's Discussion and Analysis…, page 12

18.   Please revise substantially to avoid merely repeating numbers evident from your financial statements. Include the discussion and analysis of your results of operations and liquidity and capital resources required by Regulation S-K Item 303. See Release 34-48960 (December 19, 2003). While your revisions should address the disclosure throughout this section, they should include a discussion of the nature of the "projects" mentioned at the bottom of page 13, which products and services generated increased volume, what management "efforts" resulted in this increase, and how compensation and occupancy costs decreased despite the volume increases.

19.   We note that you do not include any disclosures of critical accounting estimates within Management's Discussion and Analysis. Accounting estimates or assumptions are considered critical if the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and the impact of the estimates and assumptions on financial condition or operating performance is material. In order to provide readers with a greater insight into the quality and variability of the significant estimates and assumptions that are used by management in the preparation of its financial statements, please amend this Form 8-K to include a discussion of your critical accounting estimates. Refer to Release 34-48960 (December 19, 2003).

20.   With a view toward disclosure, please compare the publicly reported D Mecatronics revenue for the first quarter of 2011 to the revenue from the rest of the fiscal year of 2011 mentioned on page 12 of this Form 8-K. Tell us the reasons for changes in revenue level during these periods.

21.   We refer to your November 7, 2011 press release entitled "Ecoland International Inc. Has Completed Acquisition of D&R Technology Inc." which contains projected revenues that are significantly higher than you report for 2010 and 2011. Accordingly, please revise to describe all known trends that you expect will have a material impact on net sales or revenues or income from continuing operations. Please refer to Item 303(a)(3)(ii) of Regulation S-K.

22.   Please tell us the amount of compensation you or your affiliates have paid for public relations or investor relations related to the registrant's business or securities. Also tell us the nature of the services provided, and provide us copies of any related contracts.

Security Ownership, page 14

23.   Please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares held in the name of D Mecatronics. If those natural persons are your officers or directors, please tell us why those shares are not included in the first four rows of the table in this section.

24.   Please show us how you reconcile your disclosure in this section with the beneficial ownership disclosure in your last Form 10-K and the information in your affiliates' statements required by Section 16 of the Exchange Act.

Executive Officers and Directors, page 14

25.   Please revise to indicate clearly that you have provided for each individual the information required by Regulation S-K Item 401(e) for periods addressed in that item. Include the principal businesses of the entities as required by Item 401(e)(1), and avoid vague disclosure like "employed" and "member of senior management team" to state clearly the individual's role. Also state clearly the specific experience, qualifications, attributes or skills that led to the conclusion that each person should serve as a director in light of the registrant's business and structure.

Certain Relationships and Related Transactions, page 18

26.   Please refer to Regulation S-K Item 404(d)(1) and Instruction 2 to Regulation S-K Item 404(d) concerning the applicable reporting threshold and the applicable periods covered. Please revise your disclosure accordingly.

Description of Securities, page 18

27.   Please disclose the approximate number of holders of each class of your common equity.

28.   Please reconcile your disclosure that no class other than common stock is authorized with the information in the Articles of Incorporation included in your exhibit index, the information on page J-3 and the information in section 3.05 of the Share Exchange Agreement mentioned in your exhibit index.

29.   Please disclose the amount of your common equity that could be sold pursuant to Rule 144 reflecting the effect of Rule 144(i).

30.   Please tell us whether any securities were sold pursuant to the registration statement you filed in 2007, file no. 333-140396.

Description of Common Stock, page 19

31.   Please outline briefly the 80% vote required to remove directors as mentioned in the Articles of Incorporation cited in your exhibit index.   Also outline briefly the 60% vote mentioned in Articles Seventh and Eighth of that exhibit.

Market Price and Dividends, page 19

32.   Please confirm the accuracy of the symbol that you disclose. Also, please provide the information required by Regulation S-K Item 201(a)(1)(iii).

Indemnification, page 19

33.   Please clarify how indemnification provisions "eliminate the rights" of stockholders to recover monetary damages. Do you mean instead to describe Article Tenth(a) of your Articles of Incorporation?

Exhibit 99.1

34.   Please tell us the reasons for the differences between the full-year D Mecatronics financial statements released to OTC Markets and the financial statements included in this exhibit.

Notes to the Consolidated Financial Statements

Note 2. Significant Accounting Policies, page F-5

Revenue Recognition, page F-7

35.   We see your current revenue recognition disclosures herein but believe they need to be more detailed and specific. Please tell us and revise this Note to indicate the nature of all material revenue transactions and your accounting policies for each type of sales transaction. For example, disclose whether you have to install any of your products, whether you have any post-shipment obligations to your customers and whether your customers have price protection or product return rights. Also, specifically confirm to us, if true, that you only recognize revenue if a sales transaction meets each of the criteria outlined at SAB Topic 13(A)(1). Finally, revise the notes to your financial statements to disclose the reasons for the deferred revenues recorded in your balance sheet.

Note 6. Income Taxes, page F-8

36.   We note your tax expense disclosures herein do not appear to explain or cross-reference
        to the fiscal 2011 and 2010 income tax expense or benefit amounts disclosed in your
        consolidated statements of operations and comprehensive income (loss) on page F-2.
        Please explain to us the purpose of the information in this Note and revise this Note to
        provide all disclosures required by FASB ASC 740-10-50, including paragraph 12
        thereof.

Exhibit 99.2

Unaudited Pro Forma Combined Financial Information

37.   We noted disclosures herein that upon closing of the share exchange with Ecoland there
        will be a change in control and a change in the business of the company and that the
        acquisition will be treated as a reverse merger and will be recorded as a recapitalization.
        With a view toward clarified disclosure please note the following:
        - historical stockholders' equity of the acquirer prior to a recapitalization is
          retroactively restated for the equivalent number of shares received in the merger after
          giving effect to any difference in par value of the issuer's and acquirer's stock with an
          offset to paid-in capital;
        - retained earnings (deficiency) of the acquirer are carried forward after the transaction
          and
        - earnings per share for periods prior to the merger are restated to reflect the number of
          equivalent shares received by the acquiring company.

38.   We see the historical financial statements herein are impacted by various adjustments in
        order to present a pro forma impact of the recapitalization transaction. We also see that
        not all of the adjustments are adequately explained. For example, we note that there are
        no clear explanations given about the nature of the adjustments made to retained earnings
        or other equity accounts nor are there any disclosures as to how the adjustments were
        determined. Please amend this Form 8-K to reference all pro forma adjustments to notes
        which *clearly* explain how the adjustments were determined, including any underlying
        assumptions.

39.   Please revise the pro forma consolidated statement of operations in this exhibit to
        disclose pro forma basic and diluted earnings per share.

Exhibits

40.   Please file copies of the final, signed versions of the contracts required by Regulation S-
        K, Item 601. See Regulation S-T Item 302.

41.   Please file a complete copy of your Articles of Incorporation that reflects your current name and all current provisions.

42.   Please tell us where you have filed the agreements with the "contract terms" that generate the risks mentioned in the third risk factor on page 7.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Burton at (202) 551-3626 or Jay Webb at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Diane Dalmy, Esq.